Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT REGARDING THE APPROVAL OF THE PROPOSED

ISSUANCE OF EXCHANGEABLE CORPORATE BONDS BY THE CONTROLLING

SHAREHOLDER

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PetroChina Company Limited (the “Company”) received a written notification on September 15, 2017 from China National Petroleum Corporation (“CNPC”), the controlling shareholder of the Company, informing the Company that CNPC proposed to use a part of the A shares of the Company held by CNPC as the underlying objects to issue exchangeable corporate bonds (the “Proposed Exchangeable Bonds Issuance”). Please see the Announcement Regarding the Proposed Issuance of Exchangeable Corporate Bonds by the Controlling Shareholder published by the Company on the website of the Shanghai Stock Exchange on September 15, 2017 for details (Announcement No.: Lin 2017-044) .

The Company received a written notification from CNPC on November 21, 2017, informing the Company that the Proposed Exchangeable Bonds Issuance has been approved by the State-owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission respectively. For details of the Proposed Exchangeable Bonds Issuance and subsequent matters, the Company will make timely disclosure pursuant to relevant regulatory provisions.

By order of the Board

PetroChina Company Limited

Secretary to the Board

Wu Enlai

Beijing, the PRC

November 21, 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.